Exhibit 99.1 Press Release

AC Immune Receives First Milestone Payment from Lilly in Small Molecule Tau Morphomer™ Program

Lilly to pay CHF30 million development milestone

Recognizes progress in ACI-3024 Small Molecule Tau Morphomer™ development

Lausanne, Switzerland, September 20, 2019 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company, today announced that it will receive the first milestone payment of CHF30 million from Eli Lilly and Company on or before October 7, 2019. This payment is a recognition of progress in the collaboration between the two companies and follows initiation in July 2019 of the Phase 1 study of ACI-3024, a first-in-class investigational oral small molecule Tau Morphomer™ in development for treatment of Alzheimer’s disease (AD) and other neurodegenerative disorders. A second milestone payment of CHF30 million is scheduled in Q1 2020 linked to achievement of further development milestones.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “Lilly has brought substantial experience in neurology, and particularly in Alzheimer’s disease, to this collaboration. This milestone payment recognizes that the development of the lead small molecule MorphomerTM in our collaboration, ACI-3024, is progressing. At AC Immune, we are proud to be advancing in collaboration with our partners the clinical development of three additional products targeting Tau – an antibody, a therapeutic vaccine and a diagnostic biomarker – for treatment of Alzheimer’s and other neurodegenerative diseases.”

“The start of the ACI-3024 Phase 1 study, represents an important advancement in the broader effort we are making and further expands our robust clinical pipeline to address neurodegenerative diseases, in particular for therapeutics and diagnostics targeting Tau.”

In the complex treatment paradigm for AD, Tau pathology is a potential therapeutic target. Tau spreads with a characteristic spatiotemporal pattern throughout the brain that coincides with both clinical symptoms and disease progression in AD. Slowing the propagation of Tau pathology may slow disease progression and reduce cognitive decline. Anti-Tau therapies already have shown promise in slowing the progression of Tau pathology in animal models.

ACI-3024 is the lead molecule being developed in the license and collaboration agreement between AC Immune and Lilly to research and develop small molecule Tau aggregation inhibitors for the treatment of AD and other neurodegenerative diseases. The collaboration combines AC Immune’s proprietary Morphomer™ discovery platform and early development experience with Lilly’s established clinical development expertise and commercial capabilities in central nervous system disorders. Under the agreement AC Immune is conducting the initial Phase 1 development of the Morphomer™ Tau aggregation inhibitors while Lilly will fund and conduct additional research and further clinical development.

The Phase 1 trial initiated in July is a randomized, placebo controlled, double blind, sequential single and multiple ascending dose study that aims to assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of ACI-3024 in healthy volunteers.

About the AC Immune and Lilly and Company Agreement

Under the terms of the agreement, Lilly received worldwide commercialization rights for Tau aggregation inhibitors, including in the area of Alzheimer's disease. AC Immune received an upfront payment of CHF80 million as well as $50 million in exchange for a note, convertible to equity at a premium. AC Immune is also eligible to receive an additional CHF30 million near-term milestone in Q1 2020, and is eligible to receive other development, regulatory and commercial milestones, up to approximately CHF1.7 billion, and tiered royalty payments in the low double digits.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company is utilizing two proprietary discovery platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with five currently in clinical trials. It has collaborations with major pharmaceutical companies including Roche/Genentech, Lilly, and Janssen Pharmaceuticals Inc.

For further information, please contact:

US Investors Joshua Drumm, Ph.D. AC Immune Investor Relations Phone: +1 646 876 5538 E-mail: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoieHealthScience Phone: +1 617 792 3937 E-mail: kgallagher@lavoiehealthscience.com
European Media Judith Moore AC Immune Global Communication Lead Phone: +44 7932 053829 E-mail: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 E-mail: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.